United States securities and exchange commission logo





                             February 23, 2021

       Daniel Cohen
       Chief Executive Officer
       FTAC Hera Acquisition Corp.
       2929 Arch Street, Suite 1703
       Philadelphia, PA 19104

                                                        Re: FTAC Hera
Acquisition Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed February 1,
2021
                                                            File No. 333-252605

       Dear Mr. Cohen:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed February 1, 2021

       General

   1. We note your disclosure that Millennium has indicated an interest to purchase up to a specific amount of
common stock in the offering. We also note your disclosure that
                                                        Millennium may purchase
more than the amount for which they indicated an interest in buying. So that
investors will be able to understand the minimum amount of your shares that will enter the
public market through sales to the public, as opposed to the existing stockholders, please
disclose whether there is a ceiling on the amount that may be purchased by Millennium
and quantify any ceiling. If not, please disclose the potential material impact on the
public investors.
 Daniel Cohen
FirstName
FTAC HeraLastNameDaniel   Cohen
           Acquisition Corp.
Comapany23,
February  NameFTAC
            2021      Hera Acquisition Corp.
February
Page 2 23, 2021 Page 2
FirstName LastName
Prospectus Cover Page, page i

2. Please revise the disclosure regarding the Class B ordinary shares on the prospectus cover page to clearly disclose, as stated on page 123, that class B ordinary shares are the only shares entitled to elect directors prior to the completion of the initial business combination.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Howard Efron at 202-551-3439 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Pamela Howell at 202-551-3357 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Real
Estate & Construction